Filed Pursuant to Rule 424(b)(3)

PROSPECTUS SUPPLEMENT NO. 5 (to Prospectus dated May 13, 2025)	Registration No. 333-268603
PROSPECTUS SUPPLEMENT NO. 5 (to Prospectus dated May 13, 2025)	Registration No. 333-280882
PROSPECTUS SUPPLEMENT NO. 5 (to Prospectus dated May 13, 2025)	Registration No. 333-275117

SCILEX HOLDING COMPANY

Up to 1,594,207 Shares of Common Stock

Up to 198,810 Shares of Common Stock Issuable Upon the Exercise of Warrants

Up to 1,402,955 Warrants

Up to 3,593,288 Shares of Common Stock

Up to 3,250,000 Shares of Common Stock offered by the Selling Securityholder

Up to 6,685,714 Shares of Common Stock

This prospectus supplement updates and supplements: (i) the prospectus dated May 13, 2025, which forms a part of our registration statement on Form S-1 (No. 333-268603) for which Post-Effective Amendment No. 3 was filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2025 and declared effective by the SEC on May 13, 2025 (the “Post-deSPAC Prospectus”); (ii) the prospectus dated May 13, 2025, which forms a part of our registration statement on Form S-1 (No. 333-280882) for which Post-Effective Amendment No. 1 was filed with the SEC on May 7, 2025 and declared effective by the SEC on May 13, 2025 (the “Conversion Prospectus”); and (iii) the prospectus dated May 13, 2025, which forms a part of our registration statement on Form S-1 (No. 333-275117) for which Post-Effective Amendment No. 2 was filed with the SEC on May 7, 2025 and declared effective by the SEC on May 13, 2025 (the “Oramed Resale Prospectus” and together with the Post-deSPAC Prospectus and the Conversion Prospectus, the “Prospectuses”). This prospectus supplement is being filed to update and supplement the information in the Prospectuses with the information contained in our Current Report on Form 8-K, filed with the SEC on August 21, 2025 (the “Report”). Accordingly, we have attached the Report to this prospectus supplement.

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “SCLX”. On August 20, 2025, the last reported sales price per share of our Common Stock was $17.57. Our Public Warrants are listed on the Nasdaq Capital Market under the symbol “SCLXW.” On August 20, 2025, the closing sale price per warrant of our Public Warrants was $0.53.

On April 15, 2025, we effected a reverse stock split of our Common Stock at a ratio of 1-for-35 (the “Reverse Stock Split”). Unless otherwise noted, the share and per share information in the Prospectuses and this prospectus supplement reflects the effect of the Reverse Stock Split.

This prospectus supplement updates and supplements the information in the Prospectuses and is not complete without, and may not be delivered or utilized except in combination with, the Prospectuses, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectuses and if there is any inconsistency between the information in the Prospectuses and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section titled “Risk Factors” beginning on page 23 of the Post-deSPAC Prospectus, page 23 of the Conversion Prospectus, and page 23 of the Oramed Resale Prospectus, as well as risks and uncertainties described under similar headings in any amendments or supplements to the Prospectuses to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectuses. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 21, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 16, 2025

SCILEX HOLDING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	001-39852	92-1062542
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

960 San Antonio Road, Palo Alto, California, 94303

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (650) 516-4310

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	SCLX	The Nasdaq Stock Market LLC
Warrants to purchase common stock at an exercise price of $402.50 per share	SCLXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Resignation of Chief Executive Officer and President

On August 16, 2025, Jaisim Shah, Chief Executive Officer and President of Scilex Holding Company (the “Company”) notified the Company’s Board of Directors (the “Board”) that he was resigning from his positions as Chief Executive Officer and President, effective as of August 17, 2025 (the “Effective Time”). Mr. Shah will remain a member of the Board.

Mr. Shah will continue to serve as Chief Executive Officer and President of Semnur Pharmaceuticals, Inc. (“Semnur”), a majority owned subsidiary of the Company, and as a member of the board of directors of Semnur. Mr. Shah is the co-founder of Semnur and his decision to resign as the Company’s Chief Executive Officer and President of the Company was driven by his desire to focus fully on Semnur’s business, and particularly the development of SP-102.

Appointment of Chief Executive Officer and President

In connection with Mr. Shah’s resignation, on August 17, 2025, the Board appointed Henry Ji, Ph.D., age 61, as the Company’s Chief Executive Officer and President as of the Effective Time.

Dr. Ji has served as the Executive Chairperson and a member of the Board since September 22, 2023 and previously served as the Company’s Executive Chairperson and a member of the Board from November 2022 to August 2023. Prior to that, he served as Executive Chairperson and a board member of the private Delaware corporation that is now a wholly owned subsidiary of the Company, named Scilex, Inc., from March 2019 to November 2022. Dr. Ji has served on the board of directors of Scilex Pharmaceuticals, Inc. (“Scilex Pharma”) since November 2016 and he served as the Chief Executive Officer of Scilex Pharma from November 2016 to March 2019. Dr. Ji has served as Semnur’s Treasurer and Secretary and a board member since its inception in 2013. He currently serves as the Chief Executive Officer of Vivasor Holding Company and Vivasor, Inc. He co-founded and has served as a director of Sorrento Therapeutics, Inc. (“Sorrento”) since January 2006, served as its Chief Executive Officer and President since September 2012 and as Chairman of its board of directors since August 2017. In 2002, Dr. Ji founded BioVintage, Inc., a research and development company focusing on innovative life sciences technology and product development, and has served as its President since 2002. From 2001 to 2002, Dr. Ji served as Vice President of CombiMatrix Corporation, a publicly-traded biotechnology company that develops proprietary technologies, including products and services in the areas of drug development, genetic analysis, molecular diagnostics and nanotechnology. During his tenure at CombiMatrix Corporation, Dr. Ji was responsible for strategic technology alliances with biopharmaceutical companies. From 1999 to 2001, Dr. Ji served as Director of Business Development, and in 2001 as Vice President of Stratagene Corporation (later acquired by Agilent Technologies, Inc.) where he was responsible for novel technology and product licensing and development. In 1997, Dr. Ji co-founded Stratagene Genomics, Inc., a wholly owned subsidiary of Stratagene Corporation, and served as its President and Chief Executive Officer from its founding until 1999. Dr. Ji previously served as a director of Celularity Inc. (Nasdaq: CELU) from June 2017 to July 2021. Dr. Ji is the holder of several issued and pending patents in the life science research field and is the sole inventor of Sorrento’s intellectual property. Dr. Ji has a Ph.D. in Animal Physiology from the University of Minnesota and a B.S. in Biochemistry from Fudan University.

There are no family relationships between Dr. Ji and any director or other executive officer of the Company, nor are there any transactions to which the Company was or is a participant and in which Dr. Ji has a material interest subject to disclosure under Item 404(a) of Regulation S-K, other than as disclosed below. There are no arrangements or understandings between Dr. Ji and any other person pursuant to which he was selected as Chief Executive Officer and President. The Company previously entered into its standard form of indemnification agreement with Dr. Ji in connection with his prior appointment as Executive Chairman. Dr. Ji’s compensation has not been changed in connection his appointment as the Company’s Chief Executive Officer and President.

Certain Relationships and Related Party Transactions of Dr. Ji

Since January 1, 2023, the Company has entered into the following transactions in which Dr. Ji may be deemed to have a direct or indirect material interest, based on his role as an executive officer and director of Sorrento Therapeutics, Inc. (which is a counter-party to the below-referenced transactions) at the time such transactions were entered into.

Stockholder Agreement with Sorrento

On September 12, 2022, Vickers entered into the Stockholder Agreement with Sorrento (the “Stockholder Agreement”).

Pursuant to the terms of the Stockholder Agreement, from and after its effectiveness, and for so long as Sorrento together with its affiliates, subsidiaries, successors and assigns (other than the Company and its subsidiaries) (the “Sorrento Group”) beneficially owns any shares of Series A Preferred Stock, among other things, (i) Sorrento had the right, but not the obligation, to designate each director to be nominated, elected or appointed to the Board (each, a “Stockholder Designee” and collectively, the “Stockholder Designees”), regardless of whether such Stockholder Designee is to be elected to the Board at a meeting of stockholders called for the purpose of electing directors (or by consent in lieu of meeting) or appointed by the Board in order to fill any vacancy created by the departure of any director or increase in the authorized number of members of the Board or the size of the Board and (ii) the Company were required to take all actions reasonably necessary, and not otherwise prohibited by applicable law, to cause each Stockholder Designee to be so nominated, elected or appointed to the Board as more fully described in the Stockholder Agreement. Notwithstanding the foregoing, the parties previously agreed that the Board will continue to satisfy all applicable stock exchange requirements applicable to directors, including with respect to director independence. Sorrento also had the right to designate a replacement director for any Stockholder Designee that has been removed from the Board and the right to appoint a representative of Sorrento to attend all meetings of the committees of the Board.

The Stockholder Agreement also provided that the Company shall not, and shall cause its subsidiaries not to, among others, without the prior written consent of Sorrento: (i) amend, alter, modify or repeal (whether by merger, consolidation, by operation of law or otherwise) any provisions of the Certificate of Incorporation (including the Certificate of Designations of Series A Preferred Stock, filed with the Secretary of State of the State of Delaware on November 10, 2022 (the “Series A Certificate of Designations”)) or Bylaws that increase or decrease the authorized number of directors constituting the Board; (ii) take any action that would have the effect of increasing or decreasing the number of directors constituting the Board; (iii) amend, alter, modify or repeal (whether by merger, consolidation, reclassification, by operation of law or otherwise) any provisions of the respective charters (and any related organizational documents) of any of the committees of the Board; (iv) file any voluntary petition under any applicable federal or state bankruptcy or insolvency law on behalf of the Company or any of its subsidiaries; (v) (A) incur or permit any of the Company’s subsidiaries to incur any indebtedness in an aggregate principal amount in excess of $10,000,000) (with “principal amount” for purposes of this definition to include undrawn committed or available amounts) or (B) enter into, modify, amend or renew (or permit any of the Company’s subsidiaries enter into, modify, amend or renew) any contract or other agreement in respect of indebtedness in an aggregate principal amount in excess of $10,000,000 (with “principal amount” for purposes of this definition to include undrawn committed or available amounts); (vi) consummate or otherwise enter into any other contract or agreement to effect any change of control, joint venture or corporate reorganization by the Company or any of the Company’s subsidiaries; (vii) declare or pay any dividend or distribution on the Company’s Common Stock, other Junior Security (as defined below) or Parity Security (as defined below); or (viii) purchase, redeem or otherwise acquire for consideration by us, directly or indirectly, any Common Stock, other Junior Security or Parity Security (except as necessary to effect (A) a reclassification of any Junior Security for or into other Junior Securities, (B) a reclassification of any Parity Security for or into other Parity Securities with the same or lesser aggregate liquidation preference, (C) a reclassification of any Parity Security into a Junior Security, (D) the exchange or conversion of any Junior Security for or into another Junior Security, (E) the exchange or conversion of any Parity Security for or into another Parity Security with the same or lesser per share liquidation amount, (F) the exchange or conversion of any Parity Security for or into any Junior Security or (G) the settlement of incentive equity awards (including any applicable withholdings and the net exercise of options) in accordance with the terms thereof).

The Series A Preferred Stock ranks (i) senior to all of the Company’s Common Stock, and to all other classes or series of the Company’s capital stock, except for any such other class or series, the terms of which expressly provide that it ranks on parity with the Series A Preferred Stock as to dividend rights and rights on liquidation, dissolution or winding-up of the Company (“Junior Securities”); and (ii) on parity with each class or series of the Company’s capital stock, created specifically ranking by its terms on parity with the Series A Preferred Stock as to dividend rights and rights on liquidation, dissolution or winding-up of the Company (“Parity Securities”).

After a hearing before the Bankruptcy Court on September 12, 2023, the Bankruptcy Court entered a final order approving, among other things, the termination of the Stockholder Agreement, upon the closing of the Equity Repurchase Transaction (as defined below). Accordingly, the Stockholder Agreement terminated on September 21, 2023.

Junior Debtor-in-Possession Financing with Sorrento

Background

Our former controlling stockholder, Sorrento, together with its wholly owned direct subsidiary, Scintilla Pharmaceuticals, Inc. (together with Sorrento, the “Debtors”), commenced voluntary proceedings under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the Bankruptcy Court.

After a hearing before the Bankruptcy Court on March 29, 2023, the Bankruptcy Court entered a final order approving a non-amortizing super-priority senior secured term loan facility in an aggregate principal amount not to exceed $75,000,000 in term loan commitments (the “Senior DIP Facility”), provided to the Debtors by JMB Capital Partners Lending, LLC (the “Senior DIP Lender”), on a final basis. The Debtors then negotiated definitive financing documentation, including a Senior Secured, Super-Priority Debtor-in-Possession Loan and Security Agreement and other documents evidencing the Senior DIP Facility. At the time of the entry of the Interim DIP Order (as defined below), the Debtors’ liquidity was projected to last only until July 7, 2023. The Senior DIP Facility matured on July 31, 2023 and was not repaid on such date.

On June 30, 2023, the Debtors filed the Debtors’ Emergency Motion for Entry of Interim and Final Orders (I) Authorizing the Debtors to (A) Obtain Junior Secured Superpriority Postpetition Financing and (B) Use Cash Collateral, (II) Granting Liens and Providing Claims with Superpriority Administrative Expense Status, (III) Modifying the Automatic Stay, (IV) Scheduling a Final Hearing, and (V) Granting Related Relief (the “DIP Motion”), seeking the Bankruptcy Court’s approval of the Junior DIP Facility (as defined below) and certain related relief.

Terms of the Junior DIP Facility

On July 5, 2023, the Company and the Debtors executed that certain Debtor-in-Possession Term Loan Facility Summary of Terms and Conditions (the “Junior DIP Term Sheet”), pursuant to which the Company (or its designees or its assignees) agreed to provide the Debtors with a non-amortizing super-priority junior secured term loan facility in an aggregate principal amount not to exceed the sum of (i) $20,000,000 (the “Base Amount”), plus (ii) the amount of the commitment fee and the funding fee, each equal to 1% of the Base Amount, plus (iii) the amount of the DIP Lender Holdback (as defined in the Interim DIP Order) (the “Junior DIP Facility”), subject to the terms and conditions set forth in the Junior DIP Term Sheet. The Junior DIP Term Sheet granted to the Company a right of first refusal to provide any debtor-in-possession financing during the course of the Chapter 11 Cases to the Debtors occurring after the date of the Interim DIP Order until the Chapter 11 Cases were concluded.

The interest rate under the Junior DIP Facility was 12.00% per annum payable in kind on the first day of each month in arrears and on the DIP Termination Date (as defined in the Junior DIP Term Sheet). Upon the occurrence and during the continuance of an event of default as defined in the Junior DIP Term Sheet, the interest rate on outstanding DIP Loans (as defined in the Junior DIP Term Sheet) would increase by 2.00% per annum (payable in kind). The commitment fee and the funding fee described above became payable upon the funding of the DIP Loans (as defined in the Junior DIP Term Sheet), in each case as set forth in the Junior DIP Term Sheet. Upon repayment or satisfaction of the DIP Loans (as defined in the Junior DIP Term Sheet) in whole or in part, the Debtors were to pay to the Company in cash an exit fee equal to 2.00% of the aggregate principal amount of the Junior DIP Facility on the date of the Draw (as defined below). The Junior DIP Facility terms state that it was required to be paid in full in cash under any Chapter 11 plan of reorganization.

The interest rate return on the Senior DIP Lender was 14.0% on an annual basis. Based on the terms of the Junior DIP Facility and the Senior DIP Facility including the fees associated therewith, respectively, the Company believe that the annualized returns to the Senior DIP Lender exceeded the returns to the Junior DIP Lender as a result of the differences in the following between the Senior DIP Facility and the Junior DIP Facility, respectively: (i) non-default annualized interest rate of 14.0% as compared to 12.0%; (ii) maturity term of five months as compared to three months; (iii) a commitment fee of 2.5% as compared to 1.0%; (iv) a funding fee of 2.5% as compared to 1.0%; and (v) an exit fee of 7.0% as compared to 2.0%.

The Junior DIP Facility was set to mature on the earliest of: (i) September 30, 2023; (ii) the effective date of any Chapter 11 plan of reorganization with respect to the Debtors; (iii) the consummation of any sale or other disposition of all or substantially all of the assets of the Debtors pursuant to section 363 of the Bankruptcy Code; (iv) the date of the acceleration of the DIP Loans and the termination of the DIP Commitments in accordance with the DIP Documents (each as defined in the Junior DIP Term Sheet); and (v) dismissal of the Chapter 11 Cases or conversion of the Chapter 11 Cases into cases under Chapter 7 of the Bankruptcy Code.

The Junior DIP Facility afforded the Company certain valuable protections. First, the Junior DIP Facility was secured by liens on and security interests in substantially all assets of Sorrento, other than certain excluded assets as described more fully in the Interim DIP Order, including (i) a first-priority security interest in and continuing lien on all proceeds of the DIP Facility in the DIP Accounts, and the Junior DIP Lender Holdback (each as defined in the Interim DIP Order) and (ii) subject to certain terms and exclusions, a second-priority security interest in and continuing lien on substantially all other assets, in each case, whether then owned or existing or thereafter acquired, created or arising and wherever located other than certain excluded assets as described in the Interim DIP Order. The Junior DIP Facility was also granted super priority administrative expense priority ahead of certain other administrative expenses in Chapter 11 and ahead of pre-petition unsecured claims, which means it had to be paid in full, in cash in order for the Debtors to emerge from bankruptcy under a Chapter 11 Plan, unless otherwise agreed to by us. This priority status gave the Company a voice in Sorrento’s plan to emerge from Chapter 11.

Pursuant to the terms of that certain intercreditor and subordination agreement, dated as of September 21, 2023, entered into by and among the Senior DIP Lender and the Company (the “Intercreditor and Subordination Agreement”), the Debtors’ obligations to the Company under the Junior DIP Facility were subordinated to the obligations of the Debtors to Senior DIP Lender on the terms and conditions set forth therein.

On July 5, 2023, at a hearing before the Bankruptcy Court, the Bankruptcy Court entered an interim order (the “Interim DIP Order”) approving the Junior DIP Facility among the Debtors (as borrowers) and the Company (as lender) on an interim basis. Upon entry of the Interim DIP Order and satisfaction of all applicable conditions precedent, as set forth in the Junior DIP Term Sheet, the Debtors were authorized to make a single draw under the Junior DIP Facility (the “Draw”) to be funded by the Company as the lender under the Junior DIP Facility..

The Bankruptcy Court entered the final order approving on the Junior DIP Facility on July 27, 2023. Other definitive financing documentation was then negotiated, including a Junior Secured, Super Priority Debtor-in-Possession Loan and Security Agreement, which was entered into on July 28, 2023 between the Company and the Debtors (the “Junior DIP Loan Agreement”), which agreement memorialized the terms of the Junior DIP Term Sheet.

After a hearing before the Bankruptcy Court on August 7, 2023, the Bankruptcy Court on August 7, 2023, entered a final order (the “Replacement DIP Order”) approving a non-amortizing super-priority debtor-in-possession term loan facility in an aggregate principal amount of $100,000,000 (the “Replacement DIP Facility”) provided to the Debtors by Oramed Pharmaceuticals Inc. on a final basis. The Replacement DIP Facility was to be used to, among other things, refinance the existing Senior DIP Facility. The Replacement DIP Facility included certain milestones for the sale of the Company’s equity interests owned by the Debtors. The lender under the Replacement DIP Facility was permitted to use the loan to credit bid for the collateral securing the Replacement DIP Facility (including the equity interests of the Company), subject to the terms therein. The Replacement DIP Order provided that the liens securing the Junior DIP Facility were junior to the liens securing the Replacement DIP Facility and the Company was not permitted to exercise certain remedies until the payment in full of the Replacement DIP Facility (all as set forth in the Replacement DIP Order). Though junior to the Replacement DIP Facility, the Company would still have been treated as a secured creditor with priority over other claimants in the Chapter 11 Cases.

We funded the Junior DIP Facility with cash on hand, including from a portion of the net proceeds from the eCapital Credit Agreement that were distributed to the Company by the Company’s wholly owned subsidiary, Scilex Pharma. The Junior DIP Facility was terminated on September 21, 2023, pursuant to a Pay-Off Letter.

Stock Purchase Agreement with Sorrento

On September 21, 2023, in connection with the securities purchase agreement entered into with Oramed Pharmaceuticals Inc., the Company and Sorrento entered into and consummated the Equity Repurchase Transaction contemplated by the Stock Purchase Agreement, dated September 21, 2023, between the Company and Sorrento (the “Sorrento SPA”), pursuant to which, among other things, the Company purchased from Sorrento (i) 1,716,245 shares of Common Stock, (ii) 29,057,097 shares of Series A Preferred Stock, and (iii) warrants exercisable for 128,304 shares of Common Stock, each with an exercise price of $402.50 per whole share ((i) through (iii) collectively, the “Purchased Securities”). The aggregate consideration for the Purchased Securities was (i) $100,000,000 (the “DIP Amount”), which such amount is satisfied by the Company’s assumption of the Debtors’ outstanding obligations under the Senior DIP Facility (the “Oramed DIP Assumption”), (ii) a credit bid, on a dollar-for-dollar basis, pursuant to Section 363(k) of the Bankruptcy Code, in respect of any and all amounts of principal and accrued but unpaid interest outstanding, and any other obligations of the Debtors, in each case, under the Junior DIP Facility as of September 21, 2023 (the “Credit Bid Amount”), (iii) $10,000,000 in cash (the “Cash Payment”) and (iv) the assumption and assignment of certain obligations of Sorrento for legal fees and expenses in the approximate amount of $12.25 million (the “Legal Fee Assumption” and, together with the DIP Amount, the Credit Bid Amount and the Cash Payment, the “Purchase Price”). Following the sale of the Purchased Securities, Sorrento retained 54,777 shares of Common Stock in abeyance for the benefit of certain holders of warrants to purchase shares of common stock of Sorrento who may be entitled to receive shares of Common Stock pursuant to the terms of the applicable warrants as a result of the previously declared and announced dividend of shares of Common Stock by Sorrento.

Credit Bid Pay-Off Letter

Pursuant to the Sorrento SPA, in connection with acquiring the Purchased Securities, the Company made a credit bid, on a dollar-for-dollar basis, pursuant to Section 363(k) of the Bankruptcy Code, in respect of the obligations of the Debtors under the Junior DIP Loan Agreement, accrued and outstanding as of September 21, 2023 for the Credit Bid Amount. As noted above, the Credit Bid Amount is part of the Purchase Price for the Purchased Securities. On September 21, 2023, the Company entered into a letter agreement (the “Pay-Off Letter”) with the Debtors, pursuant to which, upon Closing (as defined in the Sorrento SPA), the Junior DIP Loan Agreement, that certain Intellectual Property Security Agreement, dated as of July 28, 2023, by the Debtors in the Company’s favor, any other Loan Document (as defined in the Junior DIP Loan Agreement) and any other notes, security agreements, mortgages, pledge agreements, guarantees or other agreements, documents, certificates or instruments related thereto automatically terminated, and all obligations thereunder were paid and discharged in full.

Legal Fee Assumption Letter Agreement

In connection with the Legal Fee Assumption in accordance with the Sorrento SPA, the Company and Sorrento entered into a letter agreement on September 21, 2023, pursuant to which, among other things, the Company agreed to assume all of Sorrento’s obligations for certain legal fees and expenses in the aggregate amount of approximately $12.25 million.

On August 21, 2025, the Company issued a press release announcing, among other things, the management changes described in Item 5.02 of this Current Report on Form 8-K. A copy of this press release is furnished with this report as Exhibit 99.1 and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release, dated August 21, 2025.

104	Cover Page Interactive Data File, formatted in Inline Extensible Business Reporting Language (iXBRL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SCILEX HOLDING COMPANY

By:	/s/ Henry Ji
Name:	Henry Ji
Title:	Chief Executive Officer & President

Date: August 21, 2025

Exhibit 99.1

FOR IMMEDIATE RELEASE August 21, 2025

Scilex Holding Company (Nasdaq: SCLX) Announces Its Majority-Owned Subsidiary, Semnur Pharmaceuticals, Inc. (“Semnur”), and Denali Capital Acquisition Corp. Have Entered into a Purchase Agreement with an Investor for a $20 Million Private Placement at $16.00 per share and Jaisim Shah, Scilex’s CEO and President, Will be Dedicated to Semnur on a Full Time Basis to Rapidly Advance SP-102 to Regulatory Approval and Commercialization for the Treatment of Lumbosacral Radicular Pain (LRP)/Sciatica

PALO ALTO, CALIFORNIA – August 21, 2025 (GLOBE NEWSWIRE) - Scilex Holding Company (“Scilex” or the “Company”) (Nasdaq: SCLX), an innovative revenue-generating company focused on acquiring, developing and commercializing non-opioid pain management products for the treatment of acute and chronic pain and neurodegenerative and cardiometabolic disease, today announced that its majority-owned subsidiary, Semnur Pharmaceuticals, Inc. (“Semnur”), and Denali Capital Acquisition Corp (“Denali”) have entered into a purchase agreement (“Purchase Agreement”) with an investor for a $20 million private placement, the proceeds of which will be used to advance the second Phase 3 clinical trial for the development of SP-102 (10 mg, dexamethasone sodium phosphate viscous gel) (“SEMDEXA™” or “SP-102”), for the treatment of LRP/Sciatica.

Pursuant to the Purchase Agreement, the investor has agreed to purchase an aggregate of 1,250,000 shares of common stock, par value $0.0001 per share (the “PIPE Shares”), of the combined company (“New Semnur”) following the consummation of the transactions (the “Business Combination”) contemplated by the Agreement and Plan of Merger, dated August 30, 2024, as amended on April 16, 2025, and July 22, 2025 (the “Merger Agreement”), by and among the Denali, Semnur, and Denali Merger Sub Inc. The purchase price for the PIPE Shares is $16.00 per share, for an aggregate purchase price of $20,000,000 (the “PIPE Financing”).

The closing of the PIPE Financing is subject to customary conditions and is expected to occur immediately following the consummation of the Business Combination.

The Company also announced that on August 16, 2025, Jaisim Shah informed the Scilex Board of Directors that he would resign as Chief Executive Officer and President of Scilex, effective August 17, 2025. Henry Ji, Ph.D., who currently serves as Executive Chairman of Scilex, was appointed as Scilex’s new Chief Executive Officer and President and has assumed all of the duties formerly performed by Jaisim Shah. Jaisim Shah will continue to serve on the Board of Directors of Scilex.

Jaisim Shah will now dedicate his time on a full-time basis to his continued service as Chief Executive Officer and President of Semnur. In 2013, Mr. Shah co-founded Semnur, and he has served as its CEO and President through the acquisition of Semnur by Scilex in 2019 and continues to serve in this position as of today.

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As previously announced, Semnur and Denali are parties to a pending business combination (the “Business Combination”), which is expected to close in September 2025. “As Semnur is in the process of becoming a public company through its business combination with Denali, having a fully dedicated CEO is an important milestone and would serve to unlock Semnur’s potential value. Our team and I are proud to continue our leadership in the creation of prescription non-opioid therapeutics addressing non-opioid pain management for the millions of acute and chronic pain patients,” said Jaisim Shah, Chief Executive Officer and President of Semnur. “Semnur looks to accelerate its mission to increase access to prescription non-opioid therapeutics by further advancing its lead product, SP-102, through the final phase of clinical development for the treatment of LRP/sciatica. We are grateful to all of our investors and partners for supporting us through our successful transition.”

Henry Ji, Ph.D., Scilex’s Chairman and newly appointed Chief Executive Officer and President, stated, “Jaisim has played a prominent role in Scilex’s rapid commercial growth and product development. We credit him with many important strategic contributions, particularly in regards to: Scilex’s acquisition of Semnur in 2019; the launch of ZTlido® and making ZTlido the number one prescribed branded non-opioid analgesic by pain specialists, with 1 million patients treated since its launch in 2018; in-licensing and launch of ELYXYB® and Gloperba®; and contributions to the completion of the first SP-102 Phase 3 clinical trial. We are very appreciative of Jaisim for his work and commitment to Scilex, and we know he will bring tremendous value and leadership skills to Semnur as it is advancing the second Phase 3 clinical trial for the development of SP-102 for the treatment of LRP/sciatica.”

For more information on Scilex Holding Company, refer to www.scilexholding.com.

For more information on Semnur Pharmaceuticals, Inc., refer to www.semnurpharma.com.

For more information on ZTlido® including Full Prescribing Information, refer to www.ztlido.com.

For more information on ELYXYB®, including Full Prescribing Information, refer to www.elyxyb.com.

For more information on Gloperba®, including Full Prescribing Information, refer to www.gloperba.com.

About Scilex Holding Company

Scilex is an innovative revenue-generating company focused on acquiring, developing and commercializing non-opioid pain management products for the treatment of acute and chronic pain and neurodegenerative and cardiometabolic disease. Scilex targets indications with high unmet needs and large market opportunities with non-opioid therapies for the treatment of patients with acute and chronic pain and is dedicated to advancing and improving patient outcomes. Scilex’s commercial

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products include: (i) ZTlido® (lidocaine topical system) 1.8%, a prescription lidocaine topical product approved by the U.S. Food and Drug Administration (the “FDA”) for the relief of neuropathic pain associated with postherpetic neuralgia, which is a form of post-shingles nerve pain; (ii) ELYXYB®, a potential first-line treatment and the only FDA-approved, ready-to-use oral solution for the acute treatment of migraine, with or without aura, in adults; and (iii) Gloperba®, the first and only liquid oral version of the anti-gout medicine colchicine indicated for the prophylaxis of painful gout flares in adults.

In addition, Scilex has three product candidates: (i) SP-102 (10 mg, dexamethasone sodium phosphate viscous gel) (“SEMDEXA™” or “SP-102”), which is owned by Semnur and is a novel, viscous gel formulation of a widely used corticosteroid for epidural injections to treat lumbosacral radicular pain, or sciatica, for which Scilex has completed a Phase 3 study and was granted Fast Track status from the FDA in 2017; (ii) SP-103 (lidocaine topical system) 5.4%, (“SP-103”), a next-generation, triple-strength formulation of ZTlido, for the treatment of acute pain and for which Scilex has recently completed a Phase 2 trial in acute low back pain. SP-103 has been granted Fast Track status from the FDA in low back pain; and (iii) SP-104 (4.5 mg, low-dose naltrexone hydrochloride delayed-release capsules) (“SP-104”), a novel low-dose delayed-release naltrexone hydrochloride being developed for the treatment of fibromyalgia.

Scilex is headquartered in Palo Alto, California.

About Semnur Pharmaceuticals, Inc.

Semnur is a clinical late-stage specialty pharmaceutical company focused on the development and commercialization of novel non-opioid pain therapies. Semnur’s product candidate, SP-102 (SEMDEXA™), is the first non-opioid novel gel formulation administered epidurally in development for patients with moderate to severe chronic radicular pain/sciatica.

Semnur Pharmaceuticals, Inc. is headquartered in Palo Alto, California

About Denali Capital Acquisition Corp.

Denali is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

Important Information and Where to Find It

This press release relates to a proposed transaction between Semnur and Denali and does not contain all the information that should be considered concerning the potential Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the potential Business Combination. The Registration Statement on Form S-4 related to the Business Combination (the “Registration Statement”) has been declared effective by the Securities and Exchange Commission (“SEC”), which includes the related proxy/prospectus of Denali (the “Proxy Statement/Prospectus”). Denali is mailing a definitive Proxy Statement/Prospectus and other relevant documents, including a proxy card, to the holders of record of Denali’s ordinary shares at the record date, August 12, 2025. This

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communication is not a substitute for the Registration Statement, the definitive Proxy Statement/Prospectus or any other document that Denali will send to its shareholders in connection with the Business Combination. Investors and security holders of Denali are urged to read these materials (including any amendments or supplements thereto) and any other relevant documents in connection with the transaction that Denali files with the SEC when, and if, they become available because they will contain important information about Denali, Semnur and the proposed transactions. The Proxy Statement/Prospectus and other relevant materials in connection with the transaction (when and if they become available), and any other documents filed by Denali with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov). The documents filed by Denali with the SEC also may be obtained free of charge upon written request to:

Denali Capital Acquisition Corp.

437 Madison Avenue, 27th Floor

New York, NY 10022

Participants in the Solicitation

Denali and its directors and executive officers may be deemed participants in the solicitation of proxies from Denali’s shareholders with respect to the proposed Business Combination. Information about Denali’s directors and executive officers and a description of their interests in Denali is included in the Proxy Statement/Prospectus for the proposed transaction and is available at the SEC’s website (www.sec.gov).

Semnur and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Denali in connection with the proposed Business Combination. Information about Semnur’s directors and executive officers and information regarding their interests in the proposed transaction is included in the Proxy Statement/Prospectus for the proposed transaction.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Denali, the combined company or Semnur, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be accompanied by words that convey projected future events or outcomes, such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or variations of such words or by expressions of similar meaning. These forward-looking

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statements include, but are not limited to, statements regarding future events, the Business Combination between Semnur and Denali, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of management of the Company, Semnur and Denali and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company, Semnur and Denali. These statements are subject to a number of risks and uncertainties regarding the Company’s, Semnur’s and Denali’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the private placement; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement for the Business Combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the shareholders of Denali for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Semnur or Denali; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to develop and successfully market SP-102 or other products; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by Denali’s shareholders; the inability to obtain or maintain the listing or trading of the post-acquisition company’s securities on The Nasdaq Stock Market LLC or the over-the-counter markets, as applicable, following the Business Combination; and costs related to the Business Combination. There may be additional risks that Semnur and the Company presently do not know or that Semnur or the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Semnur’s, the Company’s and Denali’s expectations, plans or forecasts of future events and views as of the date of the communication. Semnur and the Company anticipate that subsequent events and developments will cause such assessments to change. However, while Semnur and the Company may elect to update these forward-looking statements at some point in the future, each of Semnur and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Semnur’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, investors are cautioned not to place undue reliance on these forward-looking statements.

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Contacts:

Investors and Media

Scilex Holding Company

960 San Antonio Road

Palo Alto, CA 94303

Office: (650) 516-4310

Email: investorrelations@scilexholding.com

Website: www.scilexholding.com

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SEMDEXA™ (SP-102) is a trademark owned by Semnur Pharmaceuticals, Inc., a majority-owned subsidiary of Scilex Holding Company. A proprietary name review by the FDA is planned.

ZTlido® is a registered trademark owned by Scilex Pharmaceuticals Inc., a wholly-owned subsidiary of Scilex Holding Company.

Gloperba® is the subject of an exclusive, transferable license to use the registered trademark by Scilex Holding Company.

ELYXYB® is a registered trademark owned by Scilex Holding Company.

Scilex Bio™ is a trademark owned by Scilex Holding Company, Inc.

All other trademarks are the property of their respective owners.

© 2025 Scilex Holding Company All Rights Reserved.

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